[Letterhead of Gibson, Dunn & Crutcher LLP]
October 26, 2009

(415) 393-8322	C 36333-00002
(415) 374-8461
VIA EDGAR AND HAND DELIVERY
Mr. Mark P. Shuman
Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Mail Stop 4561
Washington, D.C. 20549-7010

Re:	Ancestry.com Inc.
Amendment No. 3 to Registration Statement on Form S-1
Filed August 3, 2009
File No. 333-160986
Dear Mr. Shuman:
     On behalf of Ancestry.com Inc. (the “Company”), this letter responds to the comment received in a telephone call between Ryan Rohn of the Securities and Exchange Commission and David Jolley of Ernst & Young LLP on October 23, 2009 regarding the above-referenced Amendment No. 3 (“Amendment No. 3”) to Registration Statement on Form S-1 (the “Registration Statement”), filed on October 20, 2009. The page references in our responses are to the revised prospectus included in Amendment No. 3. The Company expects to file Amendment No. 4 (“Amendment No. 4”) to the Registration Statement on or about October 30, 2009. As disclosed in its response letter dated October 20, 2009, in Amendment No. 4, the Company will also file an “as issued” independent public accounting firms’ report and consent.
     Attached hereto as Exhibit A is a reconciliation of the business enterprise value of the Company, as determined by an unrelated valuation specialist using standard valuation techniques at the end of October 2008, of $504 million to the fair value of the Company’s common stock on a non-marketable, minority per share basis as determined by the valuation performed on October

Mr. Mark P. Shuman
Securities and Exchange Commission
October 26, 2009

27, 2008 of $5.50 ($2.75 per share before giving effect to the Company’s 1-for-2 reverse stock split).
     The Company proposes to add in Amendment No. 4 the following disclosure at the end of the second full paragraph of page 48.
     “The fair value of our reporting unit or the business enterprise value as a whole calculated in October 2008 for our goodwill impairment test in the fourth quarter of 2008 differs from the implied market capitalization based on the fair value of an individual share of our common stock used for granting stock options as of October 27, 2008, as described below under “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Critical Accounting Estimates — Stock-Based Compensation,” because the business enterprise value is the estimated value that would be received for the sale of the company as a whole in an orderly transaction between market participates whereas the estimated value used to determine the fair value of an individual share of common stock was determined on the basis of a non-marketable minority share of a non-public company. The calculation of the non-marketable minority interest of an individual share takes into consideration interest bearing debt, the fair value of stock options issued, shares outstanding and a marketability discount on common stock that is not freely tradable in a public market.”
     Concurrently with the filing of Amendment No. 4, we will also provide you with marked copies of Amendment No. 4 to expedite your review.
     If you have any questions, please do not hesitate to call Barbara Becker at (212) 351-4062 or me at (415) 393-8322.

Very truly yours,
/s/ Stewart L. McDowell

Stewart L. McDowell

cc:	William Stern, Ancestry.com Inc.
Barbara Becker, Gibson, Dunn & Crutcher LLP
Craig D. Wilson, Securities and Exchange Commission
Ryan Rohn, Securities and Exchange Commission
Ryan Houseal, Securities and Exchange Commission
Jeffrey Saper, Wilson Sonsini Goodrich & Rosati, P.C.
Robert Day, Wilson Sonsini Goodrich & Rosati, P.C.

EXHIBIT A
October 27, 2008 Business Enterprise Valuation Reconciliation (in thousands, except per share amount)

Business Enterprise Valuation	$503,900
Less Interest Bearing Debt	$(134,750)

Fair Value of Equity (Marketable, Minority Basis)	$369,150

Less Discount for Lack of Marketability at 34%	$(125,511)

Fair Value of Equity (Non-Marketable, Minority Basis)	$243,639
Less Fair Value of Options Outstanding (based on Black-Scholes)	$(34,100)

Fair Value of Equity attributable to Common Stock (Non-Marketable Minority Basis)	$209,539

Divided by Number of Shares of Common Stock Outstanding at Valuation Date	76,292

Fair Value of Individual Common Stock (Non-Marketable Minority Basis)	$2.75